 Global Cosmetics Inc.

Pavilion, 96 Kensington High Street, London, W8 4SG

Via EDGAR

October 11, 2016

Securities and Exchange Commission

Washington, DC 20548

Attention: Pam Long

Re:	Global Cosmetics Inc.
Registration Statement on Form S-1
Filed May 2, 2016
File No. 333-211050

Dear Ms. Long:

On October 11, 2016, Global Cosmetics Inc. (the “Company”) filed Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2016, (collectively, the “Registration Statement”).

The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated August 12, 2016 (the “Comment Letter”). Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1. Please state on the cover page that you are not a blank check company and that you have no intention to engage in a merger or other business combination.

Company Response: The Amendment has been revised to address this comment.

2. We note your response to comment 2 of our letter dated May 24, 2016, and we reissue the comment. In particular, we note that the operations you cite as evidence that you are not a shell company consist of either operations carried on by other companies, such as the fact that Bel-Air Cosmetics’ products generated $2.5 million and for which you maintain a distribution license that has as of yet produced no revenues, or are preparatory or planning activities which have yet to produce any business operations that are greater than nominal. Accordingly, please revise your prospectus to disclose that you are a shell company and provide appropriate disclosure of the consequences, challenges and risks and the limitations imposed upon your company by that status. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

Company Response: The Amendment has been revised to address this comment.

The Offering, page 6

Use of Proceeds, page 6

3. You have funded your historical operations by loans from your CEO, Mr. Ridding. We note that you retain discretion to use proceeds of this offering as you see fit, and you may use the proceeds in ways that do not increase the value of the company. Please disclose here whether you will use proceeds from this offering to repay loans from Mr. Ridding or pay compensation.

Company Response: The Amendment has been revised to address this comment.

Risk Factors, page 8

4. We note your response to comment 7 of our letter dated May 24, 2016 and your revisions to Securities Issued and to be Issued in The Offering, and we reissue our comment in part. Please provide appropriate risk factor disclosure and revise the Description of Securities section accordingly.

Company Response: The Amendment has been revised to address this comment.

5. On page 12 you deleted risk factor “Our officers and directors will allocate some portion of their time to other businesses….” Please advise us why you removed this risk factor and why you believe there is no longer a potential conflict of interest that presents a material risk to your business and your prospective investors, or reinsert the risk factor.

Company Response: The Amendment has been revised to reinsert the risk factor.

Dilution, page 21

6. We note your updated scenario disclosures on page 22 assuming a 75% offering, a 50% offering and a 25% offering. Based on our recalculations, it would appear that the net tangible book values after this offering should be $115,950 in a 75% offering, $55,950 in a 50% offering and ($4,050) in a 25% offering based on taking the net proceeds disclosed on page 21 and adding back the ($54,050) net tangible book value as of March 31, 2016. Please revise or advise.

Company Response: The Amendment has been revised to address this comment.

Description of Business, page 26

7. In your response to comment one of our letter dated May 24, 2016, you state that you have “[t]rademarks in place for Australia, New Zealand, Europe and registrations in place in Mexico and Canada.” Additionally, you updated your Prospectus Summary to provide that “the licensor” has granted your company 50% beneficial ownership in the referenced trademark registrations. Please provide the information required by Item 101(h)(4)(vii) of Regulation S-K.

Company Response: The Amendment has been revised to address this comment and include additional exhibits.

8. Your enhanced disclosure provides that Keith McCulloch owns JJH. Please also disclose here that Mr. McCulloch owns Bel-Air Cosmetics. You may state that Mr. McCulloch owns Bel-Air as a subsidiary under JJH.

Company Response: The Amendment has been revised to address this comment.

9. Your enhanced disclosure states that you do not intend to distribute cosmetic products other than 4U2-branded products. Please also disclose that, per the licensing agreement, you are prohibited from distributing or handling any products that could be considered directly competitive of 4U2.

Company Response: The Amendment has been revised to address this comment.

Going Concern, page 35

10. We note your disclosure on page 5 that you have no agreements, commitments or understandings with Mr. Ridding to provide additional loans to your business. Please reconcile that disclosure with your statement here that your management (including Mr. Ridding) believes you will be able to operate for the coming year based partially upon obtaining additional loans from Mr. Ridding.

Company Response: The Amendment has been revised to address this comment.

Benjamin Ridding - President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and a Director, page 36

11. Please fill in the date blanks of Mr. Ridding’s employment with SiT.

Company Response: The Amendment has been revised to address this comment.

12. We reissue comment 18 of our letter dated May 24, 2016. Please elaborate on your officers’ and directors’ competing business obligations and any impact on your proposed business. We note the risk factor on page 12.

Company Response: The Amendment has been revised to address this comment.

Financial Statements, page 31

13. Please update your latest amendment to also include the report of your independent public accounting firm that is referenced in the consent on page F-7.

Company Response: The Amendment includes the report.

14. Please include the copy of the auditor’s consent as an exhibit in your next amendment. Refer to Item 601 of Regulation S-K.

Company Response: The Amendment includes the consent.

Item 16. Exhibits, page 41

15. We note your response to comment 20 of our letter dated May 24, 2016, and reissue the comment. Your registration statement continues to provide that you outsource substantial portions of your operations to third-party service providers, such as in the last risk factor on page 16, to conduct clinical trials, collection and analysis of data, and manufacturing. Please describe these agreements and relationships in detail and file as exhibits contracts representing these agreements, or remove the implication that you have any operations. See Item 601(b0(10) of Regulation S-K. We note your enhanced disclosure of third-party contractors relating to your website development and the corresponding agreements filed as exhibits.

Company Response: The Amendment has been revised to address this comment.

16. We note your disclosure that a licensor has granted your company 50% beneficial ownership in registered trademarks. Please file as exhibits any contracts representing such agreements. See Item 601(b)(10) of Regulation S-K.

Company Response: This contract was previously filed as Exhibit 10.3.

17. In your response to comment 1 of our letter dated May 24, 2016, you state you have placed an initial stock order for nearly 6,000 items of product. Please file as exhibits any contracts representing such order. See Item 601(b)(10) of Regulation S-K.

Company Response: The purchase order has been included as an exhibit to the Amendment.

Legal Opinion

18. We note your response to comment 22 of our letter dated May 24, 2016. Please have your legal counsel remove the implication that various state authorities and public officials provided advice in determining the securities registered herein are legally issued, fully paid and non-assessable.

Company Response: The legal opinion has been revised to address this comment.

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated August 12, 2016, this correspondence shall serve as acknowledgment by the Company of the following:

■	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
■	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
■	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Global Cosmetics Inc.

/s/ Benjamin Ridding
By:	Benjamin Ridding
Chief Executive Officer